

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 2, 2010

Mr. Yan Tsang
Beijing Century Health Medical, Inc.
11/F, Tower A, Soho New Town
No. 88 Jianguo Road, Chaoyang District
Beijing, China 100022

Re: **Beijing Century Health Medical, Inc. formerly Super Luck, Inc.**
Form 10-K for the year ended November 30, 2009
Form 10-Q for the three months ended February 28, 2010
File Number: 0-51817

Dear Mr. Tsang:

We have reviewed your August 3, 2010 response to our July 9, 2010 letter and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your Form 10-K for the year ended November 30, 2009 and your Form 10-Q for the quarterly period ended February 28, 2010. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended November 30, 2009

1. We await the amendment in response to comments 1, 2, 4, and 6 in our April 28, 2010 letter as noted in your May 10, 2010 response letter.

2. We have evaluated your response to our July 9, 2010 letter. We do not believe that the points made in your response provide sufficient argument that BSTL should consolidate CHML. We also note the company's acknowledgement in your response that the transfer rights (i.e 70% and 9% of CHML sales articulated in the agreements) are capital contributions. Please revise your filing accordingly.

  You may contact Mary Mast, Senior Staff Accountant, at (202) 551-3613 if you have any questions regarding the processing of your response, as well as any questions regarding comments on the financial statements and related matters.   In this regard, do not hesitate to contact me, at (202) 551-3679 with any other questions.

        Sincerely,

        Jim B. Rosenberg
        Senior Assistant Chief Accountant